Bloomy, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bloomy, Inc. Management

We have reviewed the accompanying financial statements of Bloomy, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
December 9, 2025

BLOOMY, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Asset:			
Cash and Cash Equivalents	$	45,666	69,965
Total Current Asset		45,666	69,965
TOTAL ASSETS	$	45,666	69,965
LIABILITIES AND EQUITY			
Current Liability:			
Accounts Payable	$	1,414	497
Total Current Liability	$	1,414	497
Non-Current Liability:			
Safe Notes	$	81,000	81,000
Total Non-Current Liability	$	81,000	81,000
TOTAL LIABILITIES		82,414	81,497
EQUITY			
Common Stock	$	80	80
Accumulated Deficit		(36,828)	(11,612)
TOTAL EQUITY	$	(36,748)	(11,532)
TOTAL LIABILITIES AND EQUITY	$	45,666	69,965

See Accompanying Notes to these Unaudited Financial Statements

BLOOMY, INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Revenue	$	35,992	7,131
Cost of Goods Sold		666	56
Gross Profit	$	35,326	7,075
Operating Expenses			
Advertising and Marketing		29,050	6,654
General and Administrative	$	31,492	12,081
Total Operating Expenses		**60,542**	**18,735**
Total Loss from Operations	$	**(25,216)**	**(11,660)**
Other Income (Expense)		-	-
Net Loss	**$**	**(25,216)**	**(11,660)**

See Accompanying Notes to these Unaudited Financial Statements

BLOOMY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock			Total Shareholders'
	# of Shares	$ Amount	Accumulated Deficit	Equity
Beginning balance at 1/1/23	-	-	48	48
Issuance of Common Stock	8,000,000	80	-	80
Net Loss	-	-	(11,660)	(11,660)
Ending balance at 12/31/23	8,000,000	80	(11,612)	(11,532)
Issuance of Common Stock	-		-	-
Net Loss	-	-	(25,216)	(25,216)
Ending balance at 12/31/24	8,000,000	80	(36,828)	(36,748)

See Accompanying Notes to these Unaudited Financial Statements

BLOOMY, INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(25,216)	(11,660)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Accounts Payable		917	497
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		917	497
Net Cash used in Operating Activities	$	(24,299)	(11,163)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Safe Notes	$	-	81,000
Issuance of Common Stock		-	80
Net Cash provided by Financing Activities	$	-	81,080
Cash at the beginning of period		69,965	48
Net Cash increase (decrease) for period	$	(24,299)	69,917
Cash at end of period	$	45,666	69,965

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bloomy, Inc. (the "Company") was incorporated in the State of Delaware on July 1, 2022 and operates from its headquarters in Calabasas, California. The Company provides an online platform that connects wellness event hosts, brands, and attendees, enabling hosts to create and manage events, sell tickets, and utilize marketing tools. Customers are located within the United States.

The Company plans to conduct a Regulation Crowdfunding (Reg CF) offering in 2025 and 2026 to fund operations and support continued expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to continue operating under a disciplined budget, actively manage cash flows, and pursue additional capital to support ongoing operations. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $45,666 and $69,965 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from (i) platform fees on ticket sales, (ii) brand sponsorship subscriptions, and (iii) marketing services purchased by event hosts. Payments are generally collected at the time of the ticket sale or at the inception of the subscription or service arrangement.

The Company's primary performance obligations are (i) providing access to its event platform and facilitating ticket transactions, (ii) delivering brand sponsorship placements over the subscription period, and (iii) providing marketing services to event hosts. Revenue from platform fees is recognized at the point in time when the related ticket transaction is processed, revenue from brand sponsorship subscriptions is recognized ratably over the subscription term as the sponsorship benefits are provided, and revenue from marketing services is recognized as those services are rendered.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses, which relate to the costs of operating and supporting the business, primarily consist of contractors and consultants, software and web services, meals and entertainment, employee-related costs, office supplies and materials, and other expenses that support routine administrative functions and are expensed as costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	3,501	-
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**3,501**	**-**
Less: Valuation Allowance	(3,501)	-
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss (NOL) carryforwards of approximately $11,700 and $0, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are limited to 80% of taxable income in a given year. California NOLs generally expire 20 years from the year of generation. Utilization of these losses may also be subject to annual limitations under Section 382 of the Internal Revenue Code, which restricts the use of NOLs following certain ownership changes.

Components of Income Tax Expense (Benefit)

The Company has not incurred current federal or state income tax expenses. Deferred tax benefits have been fully offset by a valuation allowance, resulting in no net deferred tax asset or liability as of December 31, 2024 and December 31, 2023, summarized as follows:

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	3,501	-
Valuation Allowance	(3,501)	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		**2023**	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(5,295)	21%	(2,449)	21%
State taxes, net of federal benefit	(2,229)	9%	(1,031)	9%
Permanent differences	530	-2%	(73)	1%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**(6,994)**	**28%**	**(3,553)**	**30%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is partially offset by state taxes and permanent differences. No change was recorded to the valuation allowance, as management concluded that, due to continuing losses and the absence of objectively verifiable positive evidence, the deferred tax asset is not currently realizable.

Unrecognized Tax Benefits:
Income tax returns for the years ended December 31, 2024 and December 31, 2023 remain open to examination by the U.S. federal taxing authority, and applicable state jurisdictions, subject to the statute of limitations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no other debt, including loans, notes, or other forms of financing except for the following:

Simple Agreements for Future Equity (SAFEs): During 2023, the Company issued multiple Simple Agreements for Future Equity ("SAFE" agreements) to third-party investors. The SAFEs have no stated maturity date, bear no interest, and grant investors the right to receive equity in the Company upon the occurrence of a qualified financing or a change of control, as defined in the agreements. The agreements include a valuation cap of $5,000,000, which is used to determine the conversion price of the instruments in such events. As the SAFEs are settled in equity upon a future contingent event and are not mandatorily redeemable in cash, they are classified as noncurrent liabilities. As of December 31, 2024 and December 31, 2023, the aggregate outstanding SAFE balance was $81,000.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of December 31, 2024 and December 31, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.